Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193097

Prospectus Supplement No. 3
(to Prospectus dated April 8, 2014)

1,541,470 Shares

Common Stock

This Prospectus Supplement No. 3 updates, amends and supplements the information previously included in our prospectus dated April 8, 2014, which we refer to as our prospectus, Prospectus Supplement No. 1 dated April 30, 2014 and Prospectus Supplement No. 2 dated August 8, 2014, each relating to the offer for sale of an aggregate of 1,541,470 shares of common stock, par value $0.01 per share, of BG Staffing, Inc., which we refer to herein as our common stock, by the selling stockholders named therein.

This Prospectus Supplement No. 3 incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on August 21, 2014. Any exhibits contained in the Form 8-K that have been deemed furnished and not filed in accordance with SEC rules or applicable law shall not be included in this Prospectus Supplement No. 3.

This Prospectus Supplement No. 3 is not complete without, and may not be delivered or used except in connection with, our prospectus, including all amendments and supplements thereto.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements as further discussed in our prospectus. Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 5 of our prospectus for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is September 8, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

August 19, 2014

BG STAFFING, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	333-191683	26-0656684
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

5000 Legacy Drive, Suite 350

Plano, Texas 75024

(Address of principal executive offices, including zip code)

(972) 692-2400

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

The information set forth under Item 5.02 is incorporated by reference herein.

Item 3.02	Unregistered Sale of Equity Securities.

The information set forth under Item 5.02 is incorporated by reference herein.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Appointment of New Directors

On August 19, 2014, the Board of Directors (the “Board”) of BG Staffing, Inc. (the “Company”) appointed Mr. Paul A. Seid and Mr. C. David Allen, Jr. to its Board.

The Board concluded that Mr. Seid should serve as a director of the Company in light of his substantial experience running middle market companies. Mr. Seid was also appointed to serve as a member of the Company’s Nominating and Corporate Governance Committee and Compensation Committee. The Board determined that Mr. Seid is an independent director for purposes of the rules and regulations of the Securities and Exchange Commission and under the NYSE MKT listing standards, and that he has the other qualifications required for service on the Company’s Nominating and Corporate Governance Committee and Compensation Committee.

The Board concluded that Mr. Allen should serve as a director of the Company in light of his experience temporary staffing industry. Mr. Allen was also appointed to serve as a member of the Company’s Audit Committee and Compensation Committee. The Board determined that Mr. Allen is an independent director for purposes of the rules and regulations of the Securities and Exchange Commission and under NYSE MKT listing standards, and that he has the other qualifications required for service on the Company’s Audit Committee and Compensation Committees.

Messrs. Seid and Allen will receive an annual retainer of $15,000 for their service on the Board. As a member of the Company’s Compensation Committee, Mr. Seid will receive an annual retainer of $5,000, and as a member of the Company’s Nominating and Corporate Governance Committee, Mr. Seid will receive an annual retainer of $5,000. As a member of the Company’s Compensation Committee, Mr. Allen will receive an annual retainer of $5,000, and as a member of the Company’s Audit Committee, Mr. Allen will receive an annual retainer of $5,000. The Company will also reimburse Messrs. Seid and Allen for all reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and any committees thereof, including, without limitation, travel, lodging and meal expenses.

On August 19, 2014, Messrs. Seid and Allen were also each granted nonqualified stock options to purchase 7,500 shares of the Company’s common stock at an exercise price of $7.10 pursuant to the Company’s 2013 Long-Term Incentive Plan (the “2013 Plan”). The nonqualified stock options will expire on August 19, 2024, one-quarter of the nonqualified stock options granted to each director will vest on August 19, 2014, and the remainder of the nonqualified stock options will vest in three equal annual increments beginning on August 19, 2015. Each nonqualified stock option will be subject to the condition that the director will have remained a director of the Company through such vesting dates, and each nonqualified stock option will be further subject to the other terms and conditions set forth in the 2013 Plan and in the Nonqualified Stock Option Agreement between the Company and each director, the form of which is attached hereto as Exhibit 10.2.

On August 19, 2014, the Company also entered into Indemnification Agreements, the form of which is attached hereto as Exhibit 10.1, with Messrs. Seid and Allen. The Indemnification Agreements clarify and supplement indemnification provisions already contained in the Company’s Bylaws and generally provide for indemnification of the Indemnitees to the fullest extent permitted by Delaware law, subject to certain exceptions, against expenses, judgments, fines and other amounts actually and reasonably incurred in connection with their service as a director and also provide for rights to advancement of expenses.

Grants of Nonqualified Stock Options

On August 19, 2014, the Compensation Committee of the Board granted nonqualified stock options to purchase the Company’s common stock to the Company’s directors pursuant to the 2013 Plan. The Committee granted nonqualified stock options to the following directors of the Company: Douglas E. Hailey (7,500 options with a $7.10 exercise price per share) and Richard L. Baum, Jr. (7,500 options with a $7.10 exercise price per share). The nonqualified stock options will expire on August 19, 2024, one-quarter of the non-qualified stock options vested on August 19, 2014 and the remainder of the nonqualified stock options will vest in three equal annual increments beginning on August 19, 2015. Each option is subject to the condition that the optionee will have remained as a director through such vesting dates, and each option is subject to the terms and conditions set forth in the 2013 Plan and in the Nonqualified Stock Option Agreement between the Company and each optionee, the form of which is attached hereto as Exhibit 10.2.

The above descriptions of Exhibits 10.1 and 10.2 are not complete and are qualified in their entirety by reference to such exhibits.

Item 7.01	Regulation FD Disclosure.

On August 21, 2014, the Company issued a press release announcing Mr. Seid’s and Mr. Allen’s appointment as directors of the Company and as members of the Company’s various committees. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated by reference in this Item 7.01.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Form of Indemnification Agreement for Directors and Executive Officers (incorporated by reference from the registrant’s Form 8-K filed on February 4, 2014)
10.2	Form of Nonqualified Stock Option Agreement (incorporated by reference from the registrant’s Form 8-K filed on February 12, 2014)
99.1	Press release dated August 21, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BG STAFFING, INC.

Date: August 21, 2014		/s/ Michael A. Rutledge
	Name: Title:	Michael A. Rutledge Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Indemnification Agreement for Directors and Executive Officers (incorporated by reference from the registrant’s Form 8-K filed on February 4, 2014)
10.2	Form of Nonqualified Stock Option Agreement (incorporated by reference from the registrant’s Form 8-K filed on February 12, 2014)
99.1	Press release dated August 21, 2014

Exhibit 99.1

NEWS

BG Staffing, inc. appointS

two INDEPENDENT directors

PLANO, Texas -- April 21, 2014 -- BG Staffing, Inc. (OTCBB: BGSF), a national provider of temporary staffing services across a diverse set of industries, announced that C. David Allen, Jr. and Paul A. Seid have been appointed independent directors to the Company’s Board. Allen will also serve on the Audit Committee and Compensation Committee, while Seid will serve on the Compensation Committee and Nominating and Corporate Governance Committee.

"Both David and Paul are highly accomplished businessmen and senior leaders, adding valuable experience to round out our five-person Board," said L. Allen Baker, Jr., CEO of BG Staffing. “I am confident in their ability to have a meaningful impact on our growth as we continue to expand in keeping with our business model.”

C. David Allen, Jr.

Since 2009, Allen has served as an officer of Snelling Services, LLC, a workforce solutions, contract and temporary staffing services provider. From 2010 to the present, Allen has served as President and CEO. From 2009 to 2010 he served as CFO. Prior to Snelling, Allen served for three years as COO and six years as CFO for Telvista Inc., a business process outsourcer providing customer relationship management solutions. He earned an MBA from the Tuck School at Dartmouth College in 1993 and received a Bachelor’s of Business Administration degree from Stephen F. Austin State University with honors in 1986.

Paul A. Seid

Since 2010, Seid has served on the board of BioVentrix, a medical device company. For the past two years he has served as CEO of RST Automation, a hospital instrumentation automation developer which was established 2004. For the past fifteen years he has been President of Strategic Data Marketing, a research and data collection company. He has also founded, bought and/ or sold over twenty companies in Asia, Europe, North and South America. Seid graduated from Queen's College, a division of the City University of New York, in 1968 with a Bachelor‘s degree in Political Science. Seid has held numerous other board and consulting positions.

New Director’s Comments

Allen said that, “The management team of BG Staffing is continually striving to create shareholder value. I look forward to working with them as they provide concrete business solutions and seek to leverage technology and expand service offerings.”

Seid commented that, "I look forward to working with the BG Staffing team as they continue to innovate and implement the Company’s unique service offerings in the temporary staffing industry. I am committed to contributing in a meaningful way to the Company's growth and evolution."

About BG Staffing, Inc.

Headquartered in Plano, Texas, BG Staffing provides staffing services to a variety of industries through its information technology, light industrial and multi-family divisions. BG Staffing is a temporary staffing platform that has integrated several regional and national brands and is set to achieve scalable growth.

-Continued-

The Company’s acquisition philosophy is one that not only brings financial growth, but unique and dedicated talent within the companies. This has led to a strong management team, with tenure and a desire to offer exceptional service to candidates, customers and investors. Please visit http://www.bgstaffing.com for more information.

Forward-Looking Statements

The forward looking statements in this press release are made under the “safe harbor” provisions of the Securities Litigation Act of 1995. The Company’s actual results could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties including those listed in Item 1A of the Company’s Annual Report on Form 10-K and in the Company’s other filings and reports with the Securities and Exchange Commission. All of the risks and uncertainties are beyond the ability of the Company to control, and in many cases, the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements. When used in this press release, the words “believes,” “plans,” “expects,” “will,” “intends,” and “anticipates” and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements. Except as required by law, the Company is not obligated to publicly release any revisions to these forward-looking statements to reflect the events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

CONTACT:

Terri MacInnis, VP of Investor Relations

Bibicoff + MacInnis, Inc.

818.379.8500       terri@bibimac.com